345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

Via Edgar

August 25, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Dale Welcome
Claire Erlanger
Sarah Sidwell
Jennifer Angelini

Re:	Nubia Brand International Corp.
Preliminary Proxy Statement on Schedule 14A Filed August 9, 2023
File No. 001-41323

Dear Mr. Welcome:

On behalf of Nubia Brand International Corp. (the “Company”), we are hereby responding to the letter, dated August 22, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s preliminary proxy statement on Schedule 14A, filed on August 9, 2023 (the “Proxy Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment to the Proxy Statement (the “Amended Proxy Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Proxy Statement to address the comments, by providing an explanation if the Company has not so revised the Proxy Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amended Proxy Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Proxy Statement. The changes reflected in the Amended Proxy Statement include those made in response to the Staff’s comments as well as other updates.

Preliminary Proxy Statement on Schedule 14A, filed August 9, 2023

General

1.

We note your response to prior comment 2 and reissue it in part.  Please update disclosure on page 26 regarding assumed maximum redemptions, including information within the table as appropriate.  Additionally update disclosure to clearly describe the working capital and capital expenditure requirements of the post-combination company, including, without limitation, assumptions regarding the $70 million in additional equity financing which the parties have agreed to use “commercially reasonable best efforts” to obtain within 30 days of closing.  In this regard, we note disclosure on pages 38 and 190 refers to August 15, 2023.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 26, 38, 85 and 191.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 3(F), page 183

2.

We note your response to prior comment 7 where you state that “in evaluating the change of control provision under step two, the Company determined that the change of control provision includes a stock price element and that the manner in which the change in control price is determined and VWAP are both reasonable means in which to measure the fair value of the Company’s stock as the change of control price is based on the implied value of the change of control transaction and as such the change of control provision is considered indexed to the Company’s own stock.”  Please tell us and disclose if your earnout shares agreement with HBC shareholders contemplates how such shares will be treated in a common stock valuation related to a change in control transaction.  If so, please clarify whether a common stock valuation price per share, in a change of control transaction, is calculated by dividing the transaction price by the number of outstanding shares that includes, or excludes, the shares issuable under the earnout agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 38, 183 and 184.

Please do not hesitate to contact Alex Weniger-Araujo at (212) 407-4063 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Alex Weniger-Araujo
Alex Weniger-Araujo

cc:	Jaymes Winters
Nubia Brand International Acquisition Corp.